Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Northern Genesis Acquisition Corp. III (the “Company”) on Form S-1 of our report dated January 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audits of the financial statements of Northern Genesis Acquisition Corp. III as of January 13, 2021 and for the year ended January 13, 2021 and for the period from January 11, 2021 (inception) through January 13, 2021, which report appears in the Prospectus, which is part of this Registration Statement.  We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

February 16, 2021